Mail Stop 3561

December 17, 2008

Thomas F. Farrell, II
Chief Executive Officer
Dominion Resources, Inc.
120 Tredegar Street
Richmond, Virginia  23219

> **Re: Dominion Resources, Inc.**
> **Form 10-K for the Year Ended December 31, 2007**
> **Filed February 28, 2008**
> **File No. 1-08489**

Dear Mr. Farrell:

We have completed our review of your Form 10-K and related filings, and we have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director